From : Rick Cassidy To: Debbie W ussler - C06644 Subject: Pía D ate: Thursday, M ay 8, 2025 4:10:32 PM EXTER N AL EM AIL: D o not click links or open attachm ents unless you know the content is safe H i D ebbie, This should be the last doc you need from m e for the tim e being. I’ll bring the w et copy to the board m eeting. Please confirm you have all you need from m e. Thanks, R ick TSM C PRO PERTY This em ail com m unication (and any attachm ents) is proprietary inform ation for the sole use of its intended recipient. Any unauthorized review , use or distribution by anyone other than the intended recipient is strictly prohibited. If you are not the intended recipient, please notify the sender by replying to this em ail, and then delete this em ail and any copies of it im m ediately. Thank you. CCPA N otice: Your contact inform ation, personal identifiers, or other personal inform ation provided to TSM C over the course of our com m unications m ay be used to further the relationship betw een TSM C and you or your com pany. Personal inform ation w ill be retained only during our engagem ents and for other legal purposes. O ur privacy policy can be found at w w w .tsm c.com /privacy.